**Mail Stop 4561**
**via fax (480) 596-0349**

November 15, 2007

Michael D. Heil
President and CEO
Mobility Electronics, Inc.
17800 N. Perimeter Drive
Suite 200
Scottsdale, AZ 85255

> **Re:** **Mobility Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 16, 2007**
> **File No. 000-30907**

Dear Mr. Heil:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief